

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 10, 2016

Via E-mail
Mary T. Afflerbach
Corporate Secretary and Chief Governance Officer
Air Products & Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, Pennsylvania 18195

      Re: Versum Materials, Inc.
             Amendment No. 1 to Registration Statement on Form 10-12B
             Filed February 02, 2016
             File No. 001-37664

Dear Ms. Afflerbach:

      We have reviewed the above-captioned filing and have the following comment.

General

1.   Please include interim financial statements for the period ended December 31, 2015. Please similarly update your financial information throughout the filing. <u>See</u> Rule 3-12(a) of Regulation S-X.

      You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3397 with any other questions.

                              Sincerely,

                              /s/ Pamela Long

                              for Jay Ingram
                              Legal Branch Chief
                              Office of Manufacturing and
                              Construction

Cc: Via E-mail
       C. Michael Chitwood, Esq.